File No. 812-13644
As filed with the Securities and Exchange Commission on September 4, 2009

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20459

AMENDED AND RESTATED APPLICATION FOR AN
ORDER PURSUANT TO SECTION 6(c) OF THE
INVESTMENT COMPANY ACT OF 1940, AS
AMENDED (THE “1940 ACT”), EXEMPTING
APPLICANTS FROM SECTION 15(a) OF THE 1940
ACT AND RULE 18f-2 UNDER THE 1940 ACT AND
CERTAIN DISCLOSURE REQUIREMENTS

In the Matter of:
VAN KAMPEN PARTNERS TRUST
and
VAN KAMPEN ASSET MANAGEMENT
(each located at: 522 Fifth Avenue, New York, New York 10036)

Written and oral communications regarding this Application should be addressed to:
Charles B. Taylor, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
155 North Wacker Drive
Chicago, Illinois 60606
(312) 407-0863
With copies of written communications to:
Stefanie V. Chang Yu, Esq.
Van Kampen Asset Management
522 Fifth Avenue
New York, New York 10036
(212) 296-6990
This Application (including Exhibits) consists of 32 pages.

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

In the matter of:	)
)
)
Van Kampen Partners Trust	)
Van Kampen Asset Management	)
)
)
(File No. 812-13644))
)
)
Investment Company of 1940, as amended (the “1940 Act”	)
)

AMENDED AND RESTATED APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c) OF THE 1940 ACT EXEMPTING APPLICANTS FROM SECTION 15(a) OF THE 1940 ACT AND RULE 18f-2 UNDER THE 1940 ACT AND CERTAIN DISCLOSURE REQUIREMENTS
I. INTRODUCTION
     Van Kampen Partners Trust (the “Trust”) and Van Kampen Asset Management (“VKAM”) (hereinafter together referred to as the “Applicants”) hereby apply for an order (the “Order”) of the United States Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), granting an exemption from Section 15(a) of the 1940 Act and Rule 18f-2 under the 1940 Act to the extent necessary to permit VKAM, the investment adviser to the Trust’s series, and the Trust, on behalf of certain of its series that may wish to employ the “manager-of-managers” arrangement described in this Application (each a “Fund”) to:
(i)	engage new or additional sub-advisers (each a “Sub-Adviser”) to manage all or a portion of the assets of a Fund;

(ii)	enter into and materially amend investment sub-advisory agreements (“Sub-Advisory Agreements”) with Sub-Advisers; and

(iii)	terminate and replace Sub-Advisers;
in each case, subject to approval of the Trust’s board of trustees (the “Board”), including a majority of the trustees (“Trustees”) who are not “interested persons” (as defined in Section 2(a)(19) of the 1940 Act) of the Trust (“Independent Trustees”), and without approval by the vote of a majority of the outstanding voting securities (as defined in Section 2(a)(42) of the 1940 Act) of the affected Fund.
     The Applicants also request that such Order under Section 6(c) also exempt the Funds from certain disclosure obligations under the following rules and forms: (i) Item 14(a)(3) of Form N-1A;1 (ii) Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A; (iii) Item 48 of Form N-SAR; and (iv) Sections 6-07(2)(a), (b) and (c) of Regulation S-X.
     Applicants request that the Order being sought apply to: (a) the Funds; and (b) any other existing or future series of the Trust and any other existing or future registered, open-end, management investment companies or series thereof that wishes to rely on the relief and (1) uses the “manager-of-managers” arrangement described in this Application, (2) complies with the terms and conditions in this Application, and (3) is advised by the Adviser (as defined below) (together with the Funds, the “Sub-Advised Funds”). If the name of any Sub-Advised Fund contains the name of a Sub-Adviser, the name of the Adviser (currently, in the case of each Fund, “Van Kampen,” and in the case of any

[1]	Form N-1A was recently amended by the Commission, effective March 31, 2009, and Item 14(a)(3) should be read to refer to Item 19(a)(3) for each Fund when that Fund begins using the revised form.

future Sub-Advised Fund, the legal name of the Adviser or any “doing business as” business unit name used by the Adviser) will precede the name of the Sub-Adviser.
     The term “Adviser” as used herein includes VKAM and any existing or future entity controlling, controlled by or under common control with VKAM that is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”) and serves as the investment adviser to a Sub-Advised Fund and any successor in interest thereto.2
     The relief sought herein will not extend to any Sub-Adviser that is an “affiliated person” (as defined in Section 2(a)(3) of the 1940 Act) of the Trust or a Sub-Advised Fund or of an Adviser other than by reason of serving as a Sub-Adviser to one or more of the Sub-Advised Funds (each an “Affiliated Sub-Adviser”).
     VKAM is the only Adviser, the Trust is the only registered investment company, and the Funds are the only Sub-Advised Funds that currently intend to rely on the Order. Currently, the following entity serves as Sub-Adviser to the Funds: O’Shaughnessy Asset Management, LLC.
     These exemptions are being sought primarily to enable the Adviser and the Board to obtain for the Sub-Advised Funds the services of one or more Sub-Advisers believed by the Adviser and the Board to be the most suitable to manage all or a portion of the Sub-Advised Funds’ portfolios (a) without the delay and expense to the Sub-Advised Funds of convening special meetings of shareholders, and (b) with investment advisory fees to be paid to the Sub-Adviser(s) at rates negotiated by the Adviser with each Sub-

[2]	For purposes of the Order, a “successor in interest” is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

Adviser and approved by the Board in view of the services to be provided by such Sub-Adviser.
     Applicants submit that the requested exemptions are appropriate, in the public interest and consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the 1940 Act. Applicants believe that without such exemptions, the Sub-Advised Funds may be precluded from promptly and timely employing, or may be subject to additional expenses of proxy solicitation when employing, Sub-Advisers best suited to the needs of the Sub-Advised Funds.
II. BACKGROUND
A.	VKAM
     VKAM is an investment adviser registered under the Advisers Act. VKAM is a Delaware statutory trust located at 522 Fifth Avenue, New York, New York 10036. VKAM is a wholly owned subsidiary of Van Kampen Investments Inc., an indirect wholly owned subsidiary of Morgan Stanley.
     An investment advisory agreement between VKAM and the Trust on behalf of each Fund (“Advisory Agreement”) has been approved by the Board, and VKAM, pursuant to the Advisory Agreement, will select candidates that it recommends for the Board’s approval as Sub-Advisers. VKAM will supervise each Sub-Adviser that provides day-to-day portfolio management services for any portion of the Funds’ assets.

     In return for providing Sub-Adviser selection, monitoring and asset allocation services and overall management services, VKAM will receive a fee from each Fund, computed as a percentage of the Fund’s average daily net assets (“Advisory Fee”).3
B.	The Trust and the Funds
     The Trust, organized as a series investment company, is registered under the 1940 Act as an open-end management investment company organized as a Delaware statutory trust. The Trust is newly created and has filed a registration statement on Form N-1A with respect to six Funds, each with its own investment objective, policies and restrictions.4 A majority of the Board consists of Independent Trustees. VKAM serves as investment adviser to each Fund pursuant to an Advisory Agreement between VKAM and the Trust, on behalf of the Fund. The Advisory Agreement were approved by the initial shareholder of the Trust on behalf of each Fund and by the Board, including a majority of the Independent Trustees, at the time and in the manner required by sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 under the 1940 Act.
C.	Management Structure of Sub-Advised Funds
     The Adviser, under the Advisory Agreement, is responsible for providing a program of continuous investment management to each Sub-Advised Fund in accordance with the investment objective, policies and restrictions of the Sub-Advised Fund as stated in its prospectus and statement of additional information. In performing investment

[3]	The relationship between any Sub-Advised Fund and its Adviser would not differ substantively from those between VKAM and the Funds described in this Section II.A.

[4]	The sole shareholder of the Trust on behalf of the Funds has approved the operation of each Fund in the manner described in this Application upon receipt of the Order. Each Fund’s prospectus discloses that the Fund has applied for the Order and upon receipt of the Order intends to employ the management structure described herein.

management services for a Sub-Advised Fund, the Adviser may provide the Sub-Advised Fund with, among other things, ongoing investment guidance, policy direction (including oral and written research), monitoring of any sub-advised portion of the portfolio of the Sub-Advised Fund, analysis, advice, statistical and economic data and judgments regarding individual investments, general economic conditions and trends and long-range investment policy. Under the Advisory Agreement, the Adviser may engage one or more Sub-Advisers to manage all or any portion of the portfolio of a Sub-Advised Fund.
     The Adviser monitors the performance of Sub-Advised Funds and continuously reviews, supervises and administers their investment programs, subject to the direction of and pursuant to policies established by the Board. The Adviser will recommend to the Board whether a Sub-Advised Fund should continue to employ or terminate any Sub-Adviser to that Sub-Advised Fund. The Adviser will be responsible for identifying prospective Sub-Advisers for each Sub-Advised Fund and recommending them to the Board. Some of these Sub-Advisers may be Affiliated Sub-Advisers. As noted above, the relief requested hereby will not extend to Affiliated Sub-Advisers. Shareholder approval of the Sub-Advisory Agreement with an Affiliated Sub-Adviser will be obtained and for any Sub-Advised Fund that employs an Affiliated Sub-Adviser, the Sub-Advised Fund will provide separate disclosure of any fees paid to the Affiliated Sub-Adviser, to the extent that such approval or disclosure is required by the 1940 Act, rules and regulations thereunder and applicable interpretations and guidance of the Staff of the Commission.
     With respect to the Sub-Advised Funds, the Adviser exercises considerable authority in establishing or modifying the parameters within which each Sub-Advised Fund’s investment program operates and ensuring that each Sub-Adviser is staying within the applicable parameters that are in effect at any given time. The Adviser makes recommendations to the Board with respect to the retention of a Sub-Adviser based on the Adviser’s continuing evaluation of the Sub-Adviser’s performance, as well as the Sub-Adviser’s fees and services in relation to other investment advisers performing similar services. Among other criteria used by the Adviser in evaluating a Sub-Adviser, the Adviser examines the nature of the strategy employed by the Sub-Adviser and the Sub-Adviser’s reputation in the investment community.
     From time to time, the Adviser may recommend that the services of a Sub-Adviser be terminated. The criteria for termination may include, but are not necessarily limited to, the following:
(1)	departure of key personnel from the Sub-Adviser;

(2)	acquisition of the Sub-Adviser by a third party;

(3)	inadequate investment, trading or other processes which has resulted or could result in inconsistent index tracking or poor performance in an actively managed portfolio;

(4)	failure to cooperate with the Adviser or the Sub-Advised Fund with respect to compliance matters;

(5)	unfavorable fees relative to other similarly qualified investment advisers; and

(6)	other reasons as may from time to time be applied.
D.	Sub-Advisers
     The specific investment decisions for each Sub-Advised Fund are made by one or more Sub-Advisers. Each Sub-Adviser is and will be an “investment adviser” (as such term is defined in Section 2(a)(20) of the 1940 Act) and is and will be registered as an investment adviser under the Advisers Act. In return for providing the Sub-Advisory Services (as defined below), a Sub-Adviser’s fees will be paid out of the Advisory Fee that a Sub-Advised Fund pays to its Adviser.
E.	Advisory Agreements
     The terms of each Advisory Agreement will comply with Section 15(a) of the 1940 Act and will be approved by the Board (including a majority of the Independent Trustees) and the shareholders of the Sub-Advised Fund at the time and in the manner required by Sections 15(a) and (c) of the 1940 Act and Rule 18f-2 under the 1940 Act, to the extent required under those sections and that rule.5 Applicants are not seeking any exemptions from the provisions of the 1940 Act with respect to the requirements that the Board and the shareholders of a Sub-Advised Fund approve the Advisory Agreement.
F.	Manager-of-Managers Arrangement
     It is proposed that each Sub-Advised Fund be operated in a manner that is different from a traditional management investment company where one or more individuals employed as portfolio managers by the investment company’s investment adviser make investment decisions with respect to the portfolio of investments. Under the proposed manager-of-managers arrangement described herein, a Sub-Advised Fund could offer investors the benefit of the Adviser’s Sub-Adviser selection, supervisory and monitoring services, the Adviser’s ability to periodically allocate and reallocate assets in any proportion among Sub-Advisers or among the Adviser and Sub-Advisers and the

[5]	When this Application refers to approval by shareholders, or any other action by shareholders pursuant to Section 15(a) of the 1940 Act, such approval or action will require the favorable vote of a majority of the outstanding voting securities, as defined in Section 2(a)(42) of the 1940 Act, of the applicable Sub-Advised Fund.

Adviser’s overall management services. Under this approach, the Adviser may recommend and, if the Board, including a majority of Independent Trustees, approves the recommendation, retain for a Sub-Advised Fund one or more Sub-Advisers. Such a recommendation may be in the context of transferring responsibility from one Sub-Adviser to another or appointing a Sub-Adviser for assets as to which no Sub-Adviser had previously been responsible. Each Sub-Adviser will be responsible for continuously reviewing, supervising and administering the investment program with respect to the Sub-Advised Fund, or each portion of the Sub-Advised Fund’s assets, assigned to such Sub-Adviser (“Sub-Advisory Services”).
     The Board will rely upon the Adviser to monitor each Sub-Adviser’s performance and its compliance with the applicable Sub-Advised Fund’s investment objective, policies and restrictions, and to recommend the retention or termination of Sub-Advisers. The Adviser may also directly manage all or a portion of the assets of a Sub-Advised Fund.
     Whenever required by Section 15(c) of the 1940 Act, the Board will request, and the Adviser and each Sub-Adviser will furnish, such information as may be reasonably necessary to evaluate the terms of the Advisory Agreement and Sub-Advisory Agreement(s). Among other things, the Board will have been advised that a portion of the Advisory Fees charged by the Adviser under the Advisory Agreement for the Sub-Advised Funds will be paid by the Adviser to the applicable Sub-Adviser(s). The Board will have been provided with, and will evaluate, information concerning the rate of the fees paid to the Adviser and by the Adviser to each applicable Sub-Adviser. The information provided to the Board will be maintained as part of the minute book records of each Sub-Advised Fund pursuant to Rule 31a-1 under the 1940 Act and available to the Commission in the manner prescribed by the 1940 Act. Each Sub-Adviser will also be expected to provide in-person reports to the Board from time to time.
     If the Order requested herein is granted, each Adviser and Sub-Advised Fund may (i) engage new or additional Sub-Advisers to manage all or a portion of the assets of a Sub-Advised Fund, (ii) enter into and materially amend Sub-Advisory Agreements with Sub-Advisers and (iii) terminate and/or replace Sub-Advisers; in each case, subject to the approval of the Board, including a majority of the Independent Trustees, and without approval by the vote of a majority of the outstanding voting securities (as defined in Section 2(a)(42) of the 1940 Act) of the Sub-Advised Fund. A Sub-Advised Fund will not rely on the Order if the operation of the Sub-Advised Fund in the manner described in this Application has not been approved as provided in condition 1 set forth in Section IV below.
     As required by Section 15(a) of the 1940 Act, each Sub-Advisory Agreement will precisely describe the compensation the Sub-Adviser will receive for providing services to a Sub-Advised Fund, and will contain the following other provisions: (1) the Sub-Advisory Agreement will continue in effect for more than two years from the date of its original approval only so long as such continuance is specifically approved at least annually by the Board, including a majority of the Independent Trustees, at the times and in the manner required by Section 15(c) of the 1940 Act; (2) the Sub-Advisory Agreement may be terminated at any time, without the payment of any penalty, by the Adviser, the Board or shareholders of the Sub-Advised Fund on sixty days’ written notice to the Sub-Adviser; and (3) the Sub-Advisory Agreement will terminate automatically in the event of its “assignment” as defined in section
2(a)(4) of the 1940 Act.
III. APPLICABLE LAW AND REQUEST FOR RELIEF
A.	Shareholder Voting
1.	Applicable Law
     Section 15(a) of the 1940 Act provides, in relevant part, that it is unlawful for any person to act as an investment adviser to a registered investment company “except pursuant to a written contract... which has been approved by the vote of a majority of the outstanding voting securities of such registered investment company.” Rule 18f-2(a) under the 1940 Act states that any “matter required to be submitted by the provisions of the [1940] Act ... to the holders of the outstanding voting securities of a series company shall not be deemed to have been effectively acted upon unless approved by the holders of a majority of the outstanding voting securities of each class or series of stock affected by such matter.” Rule 18f-2(c)(1) states that any investment advisory contract that is submitted to the shareholders of a series investment company under Section 15(a) “shall be deemed to be effectively acted upon with respect to any class or series of such company if a majority of the outstanding voting securities of such class or series vote for the approval of such matter.” These provisions, taken together, would require the shareholders of a Sub-Advised Fund to approve any new Sub-Advisory Agreement or material amendment to a Sub-Advisory Agreement.
     Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security or transaction or any class or classes of persons, securities or transactions from any provision of the 1940 Act or any rule thereunder, if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that the requested exemptions are appropriate, in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.
     For the reasons set forth in Section III.B.2, and subject to the conditions set forth in Section IV below, Applicants seek an exemption from the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 under the 1940 Act, in each case to the extent necessary to permit the Adviser and the Sub-Advised Fund, subject to the approval of the Board, including a majority of the Independent Trustees, and without approval by the vote of a majority of the outstanding voting securities (as defined in Section 2(a)(42) of the 1940 Act) of the Sub-Advised Fund, to: (a) engage new or additional Sub-Advisers to manage all or a portion of the assets of a Sub-Advised Fund; (b) enter into and materially amend Sub-Advisory Agreements with Sub-Advisers; and (c) terminate and/or replace Sub-Advisers.

2.	Legal Analysis in Support of Relief Requested
a.	Necessary or Appropriate in the Public Interest
     A principal purpose of Section 15(a) is to prevent a change of a management investment company’s investment adviser without shareholder approval. In the case of a traditionally managed investment company, the investment adviser is a single external entity that employs one or more individuals as portfolio managers to make investment decisions on behalf of the advised fund. The investment adviser is free to retain or dismiss portfolio managers without board or shareholder approval. In the case of the Sub-Advised Funds, the Adviser typically will not make the day-to-day investment decisions. Instead, having established an investment program for the Sub-Advised Funds and made overall asset allocation or reallocation decisions, the Adviser selects, supervises and monitors one or more Sub-Advisers which, in turn, will make the day-to-day investment decisions for the Sub-Advised Funds. Applicants believe that this service will provide benefits to the Sub-Advised Funds’ shareholders because the Adviser will be able to select those Sub-Advisers who have distinguished themselves through successful performance in the particular market sectors in which the Sub-Advised Funds invest.
     From the perspective of the investor, the role of the Sub-Advisers with respect to the Sub-Advised Funds will be substantially equivalent to the roles of an investment adviser’s individual portfolio managers with respect to traditionally managed funds. Both the portfolio managers and the Sub-Advisers are concerned principally with the selection of portfolio investments in accordance with the Sub-Advised Fund’s investment objective, policies and restrictions and have no significant supervisory, management or administrative responsibilities with respect to the Sub-Advised Fund. Applicants believe that shareholders of the Sub-Advised Funds will look to the Adviser when they have questions or concerns about a Sub-Advised Fund’s management or investment performance, and that shareholders will expect the Adviser and the Board to select the Sub-Adviser(s) for the Sub-Advised Funds as deemed appropriate by the Adviser and the Board, just as shareholders of traditionally managed funds expect their investment adviser to hire the portfolio manager(s) that provide day-to-day management of fund assets. Applicants also believe that shareholders of traditionally managed funds expect the investment adviser to compensate the portfolio managers out of the adviser’s own assets, and do not expect that either the Board or the shareholders will approve portfolio managers’ compensation packages.
     Because the role of the Adviser with respect to the Sub-Advisers is functionally equivalent to the role of an investment advisory firm with respect to the portfolio managers that serve as its employees, it is appropriate for the Commission to grant relief from the 1940 Act’s shareholder approval requirements with respect to the Sub-Advisory Agreements. Such requirements, under the circumstances, terms and conditions described in this Application are not mandated by the purposes of the 1940 Act and place costs and burdens on the Sub-Advised Funds and their shareholders that do not correspondingly advance their interests. Such shareholder approval requirements would merely increase the Sub-Advised Funds’ expenses and, in some cases, delay the prompt implementation of actions deemed advisable by the Adviser and the Board, both of which results are disadvantageous to shareholders.
     Without the requested Order, when a new Sub-Adviser would be retained by a Sub-Advised Fund, the Sub-Advised Fund’s shareholders would be required to approve the Sub-Advisory Agreement with that Sub-Adviser. Moreover, if a Sub-Advisory Agreement were “assigned” as a result of a change of control of the Sub-Adviser, the Sub-Advised Funds would have to obtain shareholder approval to continue to retain the existing Sub-Adviser beyond the 150-day interim period allowed under Rule 15a-4 under the 1940 Act. In these cases, the need for shareholder approval requires the Sub-Advised Funds to engage in a cumbersome process that involves calling and holding a shareholder meeting, creating and distributing proxy materials and soliciting votes from shareholders.
     Another risk is that, without the requested relief, the Board may determine that the costs and delay associated with obtaining shareholder approval for a new Sub-Adviser outweigh the benefits of a prompt termination of an agreement with a Sub-Adviser that is no longer able to manage a Sub-Advised Fund’s assets diligently, or a Sub-Adviser that has lost the confidence of the Adviser and the Board because of (i) loss of personnel, (ii) decreased motivation resulting from an impending termination of the Sub-Advisory Agreement, or (iii) some other factor that has or may impact the services to the Sub-Advised Fund. Given the nature of the Sub-Advised Funds’ operations and investors’ reasons for choosing the Sub-Advised Funds with single or multiple Sub-Advisers, such disadvantages would not be offset by commensurate benefit to shareholders. Applicants believe that permitting the Adviser to perform those duties for which the shareholders of the Sub-Advised Funds are paying the Adviser (i.e., the selection, supervision and evaluation of Sub-Advisers) without incurring unnecessary delay or expense would be appropriate in the interests of Sub-Advised Fund shareholders and would allow the Sub-Advised Funds to operate more efficiently.

b.	Consistent with the Protection of Investors
     Primary responsibility for management of the Sub-Advised Funds, including the selection, supervision and monitoring of Sub-Advisers, is vested in the Adviser, subject to the oversight and approval of the Board. The Advisory Agreement for the Sub-Advised Funds will remain fully subject to the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 under the 1940 Act, including the requirements for shareholder approval. Applicants believe that it is consistent with the protection of investors to vest the selection, supervision and monitoring of the Sub-Advisers in the Adviser in light of the management structure of the Sub-Advised Funds and shareholders’ expectation that the Adviser will select the most appropriate Sub-Advisers. In reviewing and evaluating a Sub-Adviser and making a recommendation to the Board with respect to the hiring, retention or termination of a Sub-Adviser, the Adviser will consider, among other factors, the Sub-Adviser’s performance, fees and services in relation to other investment advisers performing similar services, the nature of the strategy employed by the Sub-Adviser and the Sub-Adviser’s reputation in the investment community.
     Shareholders of the Sub-Advised Funds will be provided with adequate information about any then-current Sub-Adviser(s). The prospectus and statement of additional information for each Sub-Advised Fund will include all required information concerning each applicable Sub-Adviser. If a new Sub-Adviser is retained, or a Sub-Advisory Agreement is materially amended, the affected Sub-Advised Fund will supplement its prospectus pursuant to Rule 497(e) under the 1933 Act or file a post-effective amendment to its registration statement to the extent necessary to reflect changes in Sub-Advisers. Furthermore, the Sub-Advised Funds will furnish to shareholders, within 90 days of the date that a Sub-Adviser is appointed, all of the information that would have been provided in a proxy statement, except as provided below with respect to aggregate fee disclosure (“Information Statement”). The information provided in the Information Statement will satisfy the requirements of Regulation 14C and Schedule 14C under the Securities Exchange Act of 1934, as amended (“1934 Act”), as well as the requirements of Schedule 14A under the 1934 Act, except as provided below with respect to aggregate fee disclosure.
     Moreover, as indicated above, the Board will comply with the requirements of Sections 15(a) and 15(c) of the 1940 Act concerning Board actions before entering into or materially amending the Advisory Agreement or any of the Sub-Advisory Agreements.
c.	Consistent with the Purposes Fairly Intended by the Policy and Provisions of the 1940 Act
     The purpose of the requirement that shareholders approve new advisory agreements may be inferred from the 1940 Act. The identity of a registered investment company’s investment adviser, together with the company’s investment objective, policies and restrictions, are the features that distinguish one investment company from another. The framers of the 1940 Act believed that if an investment company is to be managed by an investment adviser different from the investment adviser shareholders selected at the time of investment, the successor investment adviser should be approved by shareholders. The exemptive relief being requested would be fully consistent with this public policy.
     The Sub-Advised Funds’ Advisory Agreements will be subject to the shareholder approval requirement of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder. The prospectus for each Sub-Advised Fund discloses or will disclose that the Adviser is the primary provider of investment advisory services to a Sub-Advised Fund. If the requested relief is granted, the prospectus for each Sub-Advised Fund discloses or will disclose that the Adviser may hire or change Sub-Advisers for the Sub-Advised Fund as appropriate, and that the Adviser has the ultimate responsibility (subject to oversight by the Board) to oversee Sub-Advisers and recommend to the Board their hiring, termination, and replacement. In a traditionally structured registered investment company, no shareholder approval is required for the investment adviser to change a portfolio manager or revise the portfolio manager’s salary or conditions of employment, because shareholders of the investment company are relying on the investment adviser for the fund’s investment results and overall management services. For those same reasons, shareholder approval should not be required in the circumstances described herein with respect to a change of Sub-Adviser by the Adviser and Board of a Sub-Advised Fund. Eliminating the requirement of shareholder approval in such case would be consistent with the policy and provisions of the 1940 Act and would eliminate unnecessary expenses and delays associated with conducting a formal proxy solicitation on behalf of a Sub-Advised Fund. In the circumstances described in this Application, the proxy solicitation would provide no more meaningful information to investors than the Information Statement.

B.	Disclosure of Sub-Advisers’ Fees
1.	Applicable Law

a.	Registration Statements
     Form N-1A is the registration statement used by open-end investment companies. Item l4(a)(3)6 of Form N-1A requires a fund to disclose in its statement of additional information (“SAI”) the method of computing the advisory fee payable by the fund, including the “total dollar amounts that the [f]und paid to the adviser... under the investment advisory contract for the last three fiscal years.” This provision may require each Sub-Advised Fund to disclose the fees the Adviser pays to each Sub-Adviser. An exemption is requested, therefore, to permit each Sub-Advised Fund to disclose (as both a dollar amount and a percentage of such Sub-Advised Fund’s net assets) (i) the aggregate fees paid to the Adviser and any Affiliated Sub-Advisers, and (ii) the aggregate fees paid by the Adviser to Sub-Advisers other than Affiliated Sub-Advisers (the items in (i) and (ii) herein, collectively, “Aggregate Fee Disclosure”).
b.	Proxy Statements
     Rule 20a-1 under the 1940 Act requires proxies solicited with respect to an investment company to comply with Schedule 14A under the 1934 Act. Item 22 of Schedule 14A under the 1934 Act sets forth the information that must be included in an investment company proxy statement. Item 22(c)(1)(ii) of Schedule 14A requires a proxy statement for a shareholder meeting at which action will be taken on an investment

[6]	Form N-1A was recently amended by the Commission, effective March 31, 2009, and Item 14(a)(3) should be read to refer to Item 19(a)(3) for each Fund when that Fund begins using the revised form.

advisory contract to describe the terms of the advisory contract, “including the rate of compensation of the investment adviser.” Item 22(c)(1)(iii) of Schedule 14A requires a description of the “aggregate amount of the investment adviser’s fees and the amount and purpose of any other material payments by the Fund to the investment adviser, or any affiliated person of the investment adviser.” Item 22(c)(8) of Schedule 14A requires a description of “the terms of the contract to be acted upon and, if the action is an amendment to, or replacement of, an investment advisory contract, the material differences between the current and proposed contract.” Finally, Item 22(c)(9) of Schedule 14A requires a proxy statement for a shareholder meeting at which a change in the advisory fee will be sought to state: (1) the aggregate amount of the investment adviser’s fee during the last year; (ii) the amount that the adviser would have received had the proposed fee been in effect; and (iii) the difference between (i) and (ii) stated as a percentage of the amount stated in (i).
     These provisions may require the Sub-Advised Funds to disclose the fees the Adviser pays to each Sub-Adviser in proxy statements for shareholder meetings at which fees would be established or increased, or action would be taken on an advisory contract. An exemption is requested to permit the Sub-Advised Funds to include only Aggregate Fee Disclosure, as provided herein, in proxy statements in which advisory fee disclosure would be required.
c.	Semi-Annual Reports
     Form N-SAR is the semi-annual report filed with the Commission by registered investment companies. Item 48 of Form N-SAR requires a fund to disclose in its semi-annual reports the rate schedule for fees paid to investment advisers. The item may require the Sub-Advised Funds to disclose the fees that are paid by the Adviser to the Sub-Advisers. An exemption is requested to permit each Sub-Advised Fund to include only the Aggregate Fee Disclosure pursuant to Item 48 of N-SAR.
d.	Financial Statements
     Regulation S-X sets forth the requirements for financial statements required to be included as part of the investment company registration statements and shareholder reports filed with the Commission. Sections 6-07(2)(a), (b) and (c) of Regulation S-X require investment companies to include in their financial statements information about investment advisory fees. These provisions may be deemed to require the financial statements of the Sub-Advised Funds to include information concerning fees paid by the Adviser to Sub-Advisers. An exemption is requested to permit each Sub-Advised Fund to include only the Aggregate Fee Disclosure pursuant to Sections 6-07(a),(b) and (c) of Regulation S-X. All other items required by Sections 6-07(2)(a), (b), and (c) or Regulation S-X will be disclosed.
2.	Legal Analysis in Support of Relief Requested
     Applicants believe that relief from the foregoing disclosure requirements should be granted for the following reasons: (1) the Adviser will operate the Sub-Advised Funds using the services of one or more Sub-Advisers in a manner so different from that of traditionally-managed investment companies that disclosure of the fees that the Adviser pays to each Sub-Adviser will not serve any meaningful purpose; (2) the relief would benefit shareholders by enabling the Sub-Advised Funds to operate more efficiently; and (3) Applicants would consent to a number of conditions that adequately address disclosure concerns with respect to the Sub-Advised Funds.

     As noted, the Adviser operates the Sub-Advised Funds in a manner different from that of traditionally-managed investment companies. By investing in such a Sub-Advised Fund, shareholders hire the Adviser to manage the Sub-Advised Fund’s assets by using its process to allocate assets among Sub-Advisers and to select, supervise and monitor services provided by such Sub-Advisers. The Adviser, under the overall supervision of the Board, takes responsibility for overseeing the Sub-Advisers and recommends their hiring, termination and replacement. In return for its services, the Adviser receives the Advisory Fee from the Sub-Advised Funds out of which the Adviser compensates the Sub-Advisers. Disclosure of the fees that the Adviser pays to each Sub-Adviser will not serve any meaningful purpose since investors pay the Adviser to retain and compensate the Sub-Advisers. Disclosure of individual Sub-Adviser fees would be the functional equivalent of requiring single adviser investment companies to disclose the salaries of individual portfolio managers employed by that adviser.7
     The requested relief would benefit Sub-Advised Fund shareholders because it would improve the Adviser’s ability to negotiate the fees paid to Sub-Advisers. Many investment advisers charge their customers for advisory services according to a “posted” fee schedule. While investment advisers typically are willing to negotiate fees lower than those posted in the schedule, particularly with large institutional clients, investment advisers are reluctant to do so where the negotiated fees are disclosed to other prospective

[7]	The relief would be consistent with the disclosure requirements applicable to fund portfolio managers. See Investment Company Act Release No. 26533 (Aug. 23, 2004). Under these requirements, a fund is required to include in its SAI, among other matters, a description of the structure of, and the method used to determine the compensation structure of, its portfolio managers. In addition to this disclosure with respect to fund portfolio managers, Applicants state that with respect to each Sub-Advised Fund, the SAI will describe the structure of, and method used to determine, the compensation received by a Sub-Adviser.

and existing customers. The requested relief will allow the Adviser to negotiate more effectively with each individual Sub-Adviser if the fees finally agreed upon by a Sub-Adviser will not be required to be disclosed to other parties.
C.	Precedent
     The relief requested in this Application is substantially similar to other relief from the shareholder voting requirements of Section 15(a) of the 1940 Act and Rule 18f-2 under the 1940 Act and certain disclosure requirements granted recently by the Commission. See, e.g., Aberdeen Asset Management Inc. and Aberdeen Funds, Release No. IC-28364 (Aug. 25, 2008) (Notice) and Release No. IC-28385 (Sep. 22, 2008) (Order); Advisors Series Trust, Release No. IC-28175 (Feb. 17, 2008) (Notice) and Release No. IC-28201 (Mar. 25, 2008) (Order); First American Investment Funds, Inc., Release No. IC-27818 (May 4, 2007) (Notice) and Release No. IC-27846 (May 30, 2007) (Order); and The Mainstay Funds, et. al., Release No. 27595 (December 11, 2006) (Notice) and Release No. 27656 (January 8, 2007) (Order)
IV. CONDITIONS TO RELIEF
     Applicants agree that any Order granting the requested relief will be subject to the following conditions:
     1. Before a Sub-Advised Fund may rely on the Order, the operation of the Sub-Advised Fund in the manner described in this Application will be approved by a majority of the Sub-Advised Fund’s outstanding voting securities, as defined in the 1940 Act, or, in the case of a Sub-Advised Fund whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the sole initial shareholder before offering the Sub-Advised Fund’s shares to the public.

     2. Each Sub-Advised Fund will disclose in its prospectus the existence, substance and effect of the Order. In addition, each Sub-Advised Fund will hold itself out to the public as employing the manager-of-managers arrangement described in this Application. The prospectus relating to each Sub-Advised Fund will prominently disclose that the Adviser has ultimate responsibility (subject to oversight by the Board) to oversee Sub-Advisers and to recommend their hiring, termination, and replacement.
     3. The Adviser will not enter into a Sub-Advisory Agreement with any Affiliated Sub-Adviser unless such agreement, including the compensation to be paid thereunder, has been approved by the shareholders of the applicable Sub-Advised Fund, to the extent that such approval is required by the 1940 Act, rules and regulations thereunder and applicable interpretations and guidance of the Staff of the Commission.
     4. Within 90 days of the hiring of a new Sub-Adviser, shareholders of the applicable Sub-Advised Fund will be furnished all information about the new Sub-Adviser that would be included in a proxy statement, except as modified to permit the Aggregate Fee Disclosure. This information will include Aggregate Fee Disclosure and any change in such disclosure caused by the addition of the new Sub-Adviser. To meet this condition, the Sub-Advised Fund will provide shareholders within 90 days of hiring a new Sub-Adviser with an Information Statement meeting the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the 1934 Act, except as modified to permit the Aggregate Fee Disclosure.
     5. At all times, at least a majority of the Board will be Independent Trustees, subject to the suspension of this requirement for the death, disqualification or bona fide resignation of Trustees as provided by Rule 10e-1 under the 1940 Act, and the nomination of new or additional Independent Trustees will be at the discretion of the then existing Independent Trustees.
     6. When a Sub-Adviser change is proposed for a Sub-Advised Fund with an Affiliated Sub-Adviser, the Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the Board minutes, that such change is in the best interests of such Sub-Advised Fund and its shareholders and does not involve a conflict of interest from which the Adviser or an Affiliated Sub-Adviser derives an inappropriate advantage.
     7. The Adviser will provide general management services to each Sub-Advised Fund, including overall supervisory responsibility for the general management and investment of each Sub-Advised Fund’s assets and, subject to review and approval by the Board, will, for each Sub-Advised Fund: (i) set the Sub-Advised Fund’s overall investment strategies; (ii) evaluate, select, and recommend Sub-Advisers to manage all or a part of the Sub-Advised Fund’s assets; (iii) when appropriate, allocate and reallocate the Sub-Advised Fund’s assets among multiple Sub-Advisers; (iv) monitor and evaluate the Sub-Advisers’ investment performance; and (v) implement procedures reasonably designed to ensure compliance by the Sub-Adviser(s) with the Sub-Advised Fund’s investment objective, policies and restrictions.
     8. No director, trustee or officer of a Sub-Advised Fund, or director or officer of the Adviser, will own directly or indirectly (other than through a pooled investment vehicle over which such person does not have control) any interest in a Sub-Adviser except for: (i) ownership of interests in the Adviser or any entity that controls, is controlled by or is under common control with the Adviser; or (ii) ownership of less than

1% of the outstanding securities of any class of equity or debt of any publicly traded company that is either a Sub-Adviser or an entity that controls, is controlled by or is under common control with a Sub-Adviser.
     9. Each Sub-Advised Fund will disclose in its registration statement the Aggregate Fee Disclosure.
     10. Any person who acts as “independent legal counsel” for the Independent Trustees will be an “independent legal counsel”, as defined in rule 0-1(a)(6) under the 1940 Act. The selection of such counsel will be within the discretion of the then-existing Independent Trustees.
     11. In the event the Commission adopts a rule under the 1940 Act providing substantially similar relief to that in the requested Order, the requested Order will expire on the effective date of that rule.
V. PROCEDURAL MATTERS
     In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants. The undersigned officer of the Trust is authorized to sign and file this Application on behalf of the Trust pursuant to resolutions of the Trust attached to this Application as Exhibit B. The undersigned officer of the Adviser is authorized to sign and this Application on behalf of the Adviser pursuant to the general authority vested in her as Managing Director.
     The verifications required by Rule 0-2(d) under the 1940 Act are attached to this Application as Exhibit A.

     Applicants desire that the Commission issue the requested Order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.
     Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that written or oral communications regarding this Application should be directed to individuals and addresses specified on the cover of this Application.
VI. REQUEST FOR ORDER OF EXEMPTION
     For the foregoing reasons, Applicants request that the Commission enter an Order pursuant to Sections 6(c) of the 1940 Act granting the relief sought by the Application. Applicants submit that the requested exemption is necessary or appropriate in the public interest, consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

SIGNATURES
     Van Kampen Partners Trust and Van Kampen Asset Management have caused this Amended and Restated Application to be duly signed on their behalf in the City of New York, State of New York as of this 4th day of September, 2009.
VAN KAMPEN PARTNERS TRUST

/s/ Stefanie V. Chang Yu
Name:	Stefanie V. Chang Yu
Title:	Vice President

VAN KAMPEN ASSET MANAGEMENT

/s/ Stefanie V. Chang Yu
Name:	Stefanie V. Chang Yu
Title:	Managing Director

EXHIBIT A
Verification
     The undersigned states that she has duly executed the attached Amended and Restated Application for an Order, dated as of September 4, 2009, for and on behalf of Van Kampen Partners Trust; that she is Vice President of Van Kampen Partners Trust; and that all action necessary to authorize the undersigned to execute and file the Application has been taken. The undersigned further states that she is familiar with the Application, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

/s/ Stefanie V. Chang Yu
Name:	Stefanie V. Chang Yu
Title:	Vice President

Verification
     The undersigned states that she has duly executed the attached Amended and Restated Application for an Order, dated as of September 4, 2009, for and on behalf of Van Kampen Asset Management; that she is Managing Director of Van Kampen Asset Management; and that all action necessary to authorize the undersigned to execute and file the Application has been taken. The undersigned further states that she is familiar with the Application, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

/s/ Stefanie V. Chang Yu
Name:	Stefanie V. Chang Yu
Title:	Managing Director

EXHIBIT B
Resolution of the Board of Van Kampen Partners Trust
     RESOLVED, that the preparation, execution and filing by the officers and Trustees of Van Kampen Partners Trust, in the name and on behalf of the Van Kampen O’Shaughnessy Large Cap Growth Fund, Van Kampen O’Shaughnessy All Cap Core Fund, Van Kampen O’Shaughnessy Enhanced Dividend Fund, Van Kampen O’Shaughnessy Small/Mid Cap Growth Fund, Van Kampen O’Shaughnessy Global Fund, and Van Kampen O’Shaughnessy International Fund (the “Funds”), with the Securities and Exchange Commission of an exemptive application seeking relief from Section 15(a) of the Investment Company Act of 1940, as amended (the “Act”) and Rule 18f-2 thereunder and certain disclosure requirements to permit the adviser to enter into new or amended contracts with sub-advisers without obtaining shareholder approval, such to certain conditions on behalf of the Funds be, and hereby is, authorized and approved.